UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2 7/8% CONVERTIBLE NOTES DUE 2010
(Title of Class of Securities)
512815 AG 6
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq.	James J. Clark, Esq.
Edwards Angell Palmer & Dodge LLP	Cahill Gordon & Reindel LLP
111 Huntington Avenue At Prudential Center	80 Pine Street
Boston, Massachusetts 02199-7613	New York, New York 10005
(617) 239-0100	(212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$401,781,2509	$12,335
(1)	This tender offer statement relates to the exchange by Lamar Advertising Company of an aggregate of up to $287,500,000 aggregate principal amount of its 2 7/8% Convertible Notes due 2010-Series B and cash consideration for $287,500,000 aggregate principal amount of its currently outstanding 2 7/8% Convertible Notes due 2010. Estimated pursuant to Rule 457(f) under the Securities Act of 1933, solely for the purpose of calculating the filing fee assuming the tender of all currently outstanding 2 7/8% Convertible Notes due 2010 that may be received by the Registrant from tendering holders. This amount reflects a reduction for an exchange fee of $2.50 for each $1,000 face value of 2 7/8% Convertible Notes due 2010 — Series B.

(2)	Registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed May 31, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  Amount Previously Paid: $12,335
  Form or Registration No.: S-4
  Filing Party: Lamar Advertising Company
  Date Filed: May 31, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This tender offer statement on Schedule TO (this “Schedule TO”) is being filed by Lamar Advertising Company, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $287,500,000 aggregate principal amount of its 2 7/8% Convertible Notes due 2010 — Series B (the “New Notes”) and cash for any and all of the $287,500,000 aggregate principal amount of its currently outstanding 2 7/8% Convertible Notes due 2010 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (the “Prospectus”) forming a part of the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on May 31, 2007, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) to this Schedule TO, respectively.
     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.
Item 1. Summary Term Sheet.
     The information in the Prospectus under the heading “Prospectus Summary” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The issuer is Lamar Advertising Company, a Delaware corporation with its principal executive offices located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.
     (b) Securities. The subject class of securities is $287,500,000 aggregate principal amount of the Company’s 2 7/8% Convertible Notes due 2010.
     (c) Trading Market and Price. There is no established trading market for the Outstanding Notes. The information in the Registration Statement under the heading “Price Range of Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
(a)	Name and Address. The issuer and subject company is Lamar Advertising Company, a Delaware corporation with its principal executive offices located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.
     The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers. The business address and telephone number of each of the officers and directors of the Company is c/o Lamar Advertising Company, 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808; telephone number (225) 926-1000.

Name	Position
Kevin P. Reilly	Chairman, President, and Chief Executive Officer

Keith A. Istre	Chief Financial Officer and Treasurer

Sean E. Reilly	Chief Operating Officer and President of the Outdoor Division

John Maxwell Hamilton	Director

Robert M. Jelenic	Director

Stephen P. Mumblow	Director

Thomas V. Reifenheiser	Director

Anna Reilly	Director

Wendell Reilly	Director
Item 4. Terms of the Transaction.
(a)	Material Terms. The information in the Prospectus under the headings “Prospectus Summary,” “The Exchange Offer,” “Description of the New Notes” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the Outstanding Notes and, therefore, no Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a)	Agreements Involving the Subject Company’s Securities.
     The information in the Prospectus under the heading “Description of Capital Stock,” is incorporated herein by reference.
     The Company has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the Outstanding Notes: (a) Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee; and (b) First Supplemental Indenture to the Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee, dated as of June 16, 2003.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information in the Prospectus under the headings “Prospectus Summary” and “The Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The Company will cancel the Outstanding Notes acquired in the transaction.

(c)	Plans.
(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.
Item 7. Source of Funds or Other Consideration.
(a)	Source of Funds. The consideration to be used in the Exchange Offer consists of the New Notes and a cash consideration. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of $287,500,000 of New Notes will be issued and the Company will pay $718,750 in cash. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. None.

(b)	Securities Transactions. None.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information in the Prospectus under the headings “The Exchange Offer — Exchange Agent,” “The Exchange Offer — Information Agent,” “The Exchange Offer — Dealer Manager,” and “The Exchange Offer — Other Fees and Expenses” is incorporated by reference.
Item 10. Financial Statements.
(a)	Financial Information.
     The following financial statements and information are incorporated by reference:
(1)	The audited financial statements of the Company set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(2)	The unaudited condensed consolidated financial statements of the Company set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007.

(3)	The information in the Prospectus under the headings “Ratio of Earnings to Fixed Charges” and the Statement regarding computation of earnings to fixed charges, previously filed on as Exhibit 12.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (File No. 0-30242) filed on May 10, 2007, is incorporated here by reference.

(4)	The book value per share as of March 31, 2007 is $11.287.
(b)	Pro Forma Information. Not Applicable.
Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
(b)	Other Material Information. None.
Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99(a) to the Registration Statement).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Registration Statement).

(a)(1)(C)	Form of Letter to Registered Holders and DTC Participants Regarding the Offer to Exchange (incorporated by reference to Exhibit 99(c) to the Registration Statement).

(a)(1)(D)	Form of Letter to Beneficial Holders Regarding the Offer to Exchange(incorporated by reference to Exhibit 99(d) to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on May 31, 2007 (incorporated by reference to the Registration Statement).

(a)(5)	Press Release issued May 31, 2007 (filed by the Company pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(1)	Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Lamar Media’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 1-12407) filed on August 13, 2003).

(d)(2)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee, dated as of June 16, 2003 (incorporated by reference to Exhibit 4.5 to Lamar Media’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 1-12407) filed on August 13, 2003).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: May 31, 2007	LAMAR ADVERTISING COMPANY
	By:	/s/ Keith A. Istre
Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99(a) to the Registration Statement).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99(b) to the Registration Statement).

(a)(1)(C)	Form of Letter to Registered Holders and DTC Participants Regarding the Offer to Exchange (incorporated by reference to Exhibit 99(c) to the Registration Statement).

(a)(1)(D)	Form of Letter to Beneficial Holders Regarding the Offer to Exchange(incorporated by reference to Exhibit 99(d) to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Preliminary Prospectus included in the Registration Statement filed by the Company on May 31, 2007 (incorporated by reference to the Registration Statement).

(a)(5)	Press Release issued May 31, 2007 (filed by the Company pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended).

(b)	None.

(d)(1)	Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Lamar Media’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 1-12407) filed on August 13, 2003).

(d)(2)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between Lamar Media and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee, dated as of June 16, 2003 (incorporated by reference to Exhibit 4.5 to Lamar Media’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 1-12407) filed on August 13, 2003).

(g)	None.

(h)	None.